UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
K POP Foods, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      February 21, 2017

Physical address of issuer
10620 Eastborne Ave #302, Los Angeles, California

Website of issuer
https://www.kpopfoods.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$271,586	$106,713
Cash & Cash Equivalents	$223,051	$51,387
Accounts Receivable	$11,053	$1,502
Short-term Debt	$19,041	$36,743
Long-term Debt	$932,535	$362,766
Revenues/Sales	$187,927	$64,286
Cost of Goods Sold	$125,174	$39,417
Taxes Paid	$0	$0
Net Income	-$368,153	-$220,790

Annual Report
(EXHIBIT A TO FORM C-AR)
March 27, 2020

K POP Foods, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

K POP Foods, Inc. is a Delaware C-Corporation, formed on February 21, 2017.

The Company is located at 10620 Eastborne Ave #302, Los Angeles, California.

The Company's website is https://www.kpopfoods.com.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2020. We have filed this report as of March 27, 2020, and the report may be found on the company's website at www.kpopfoods.com.

The Offering

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model. The Company will be ramping up cash burn to promote revenue growth, plan to increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has $248,468 in cash balances as of March 27, 2020. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise funds.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, and the costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete.

The Company has outstanding liabilities. The Company owes OnDeck Capital $628.26 due in weekly installments of $314.13 ending on April 2, 2020. The Company also has a line of credit with OnDeck Capital and owes $11,622.49 due in weekly installments of $438.88 ending on October 25, 2020. The Company also has a cash secured credit card from Pacific Western Bank with a balance of $5,089.18 and a credit limit of $10,000.

A*s a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).* We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 81% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
KPOP Foods is a Korean food consumer packaged goods company.

Business Plan
Our business model is centered around creating and manufacturing our own unique food products and then selling them to businesses or directly to the final consumer. A key point for us is building the KPOP Foods brand as we strive to be the Korean food brand for America.

The Company's Products and/or Services

Product / Service	Description	Current Market
KPOP Sauce	Korean chili sauce using gochujang (Korean fermented chili paste)	Customers who have had exposure to Korean or Asian flavors, also includes the BBQ community
KPOP XXX Sauce	Korean hot sauce using gochujang	Customers who enjoy flavorful hot sauces and spicy Korean flavors
KPOP Kimchi Mayo Sauce	Aioli with kimchi flavoring	Customers that enjoy mayo or special aioli
KPOP Honey Glaze Sauce	Sweet chili sauce using honeyed Korean chili paste, garlic, jalapeno, and lemon	Customers that enjoy sweet chili sauce or sauces that are on the sweeter side with a little spice
KPOP Sea Snacks	A premium roasted, all-natural, and organic seaweed snack	Customers interested in healthy, non-GMO, All-Natural snacks

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are foodies and adventurous eaters, typically between the ages of 23 and 45 and have had some exposure to Asian or Korean cuisine.

Intellectual Property
The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
5,449,605	KPOP FOODS	February 7, 2017	April 17, 2018	USA

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Theodore Lee	CEO and Director (February 2017 - Present)	Banking - Associate (July 2014 - June 2015), Manager of Finance of early-stage fin-tech startup (July

		2015 - January 2017), Full-Time MBA (September 2015 - June 2017).
Michael Kim	COO and Director (February 2017 - Present)	US Army Officer (2010 - August 2015), Strategy & Business Development Associate (June 2016 - February 2017), Full-Time MBA (September 2015 - June 2017).

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Stock	10,000,000	Yes	100%	None
Convertible Notes	$171,531	No	0%	Converts into preferred stock.
Crowd Notes*	$242,780**	No	0%	See below.
Convertible Notes – Add-On	$86,101	No	0%	Same as Crowd Notes
SAFE Note – Strong Ventures	$325,000	No	0%	$225,000 under a valuation cap of $3.0 million and $100,000 under a valuation cap of $3.5 million
Convertible Note – Pre-Seed Extension I	$400,000	No	0%	Increased valuation cap of $3.5 million

*The Crowd Notes sold by the Company will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus accrued unpaid interest of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

** Such amount represents a total of $242,780 consisting of accrued interest of $18,575 and principal of $224,205 from the Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, including a Crowd Note in the amount of $7,105.00 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

The $86,101in Add-On Convertible Notes was issued on March 2019 with an initial principal amount of $85,000. On December 31, 2019, these Add-On Convertible Notes accrued total interest of $3,601. All terms of the Add-On Convertible Notes are the same as the Crowd Notes.

On April 29, 2019, the Company issued $150,000 in SAFE Notes to Strong Ventures. The SAFE Notes have a valuation cap of $3.0 million and do not have a maturity date or interest rate. The SAFE Notes are also subordinated to all convertible notes. On November 8, 2019, the Company issued an additional $75,000 in SAFE Notes to Strong Ventures, all terms consistent with the previous note. On March 17,2020, the Company issued another $100,000 in SAFE Notes to Strong Ventures with an increased valuation cap of $3.5 million.

On December 27, 2019, the Company issued $200,000 in Pre-Seed Extension I Convertible Notes ("Extension Notes"). The Extension Notes have a valuation cap of $3.5 million with all other terms consistent to the Crowd Notes. On March 13, 2020, the Company issued another $200,000 in Extension Notes to Primer Sazze with the same terms as the initial Extension Notes.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan (Term Loan)	OnDeck Capital	$628	21.0%	Weekly Payments of Principal and Interest		April 2, 2020	Personally guaranteed by co-founder
Loan (Line of Credit)	OnDeck Capital	$11,622	42.8%	Weekly Payments of Principal and Interest		October 25, 2020	Personally guaranteed by co-founder
Credit Card	Pacific Western Bank	$5,089	15.99%	Monthly Payments		October 2022	Cash secured

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Theodore Lee and Michael Kim.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Theodore Lee	Common Stock	44%
Michael Kim	Common Stock	37%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations

KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers its flagship product K POP sauce, and recently released K POP sea snacks. Products are distributed and sold nationally via online distributors and the Company's website.

Liquidity and Capital Resources

We have approximately $248,468 in cash on hand as of March 27, 2020 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 2017 – January 2018	Regulation D, 506(b)	Convertible Note	$150,000	Operations
Crowd Note	July 2018 – August 2018	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$224,205 *	General expenses, personnel, distribution, PR, product development.
Convertible Notes – Add-On	March 2019 – May 2019	Regulation D, 506(b)	Convertible Note	$82,500	Operations, personnel, distribution
SAFE Note	April 2019, November 2019, March 2020	Regulation D, 506(b)	Simple Agreement for Future Equity (SAFE)	$325,000	Operations, personnel, distribution, growth
Pre-Seed Extension I	December 2019, March 2020	Regulation D, 506(b)	Convertible Note	$400,000	Retail distribution, revenue growth

* Such amount represents a total of $217,100 in Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, in addition to a Crowd Note in the amount of $7,105.00 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the

company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- The Company has provided product to entities owned by Chris Oh, who serves as the Head of Product and Product Development. In exchange for the product, we do receive compensation, however the total compensation received has not been more than $3,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

(Signature)

Theodore Lee
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Theodore Lee
(Name)

CEO and Director
(Title)

March 27, 2020
(Date)

(Signature)

Michael Kim
(Name)

COO and Director
(Title)

March 27, 2020
(Date)

EXHIBIT B

Financials



K POP FOODS, INC.

(a Delaware Corporation)

Financial Statements (Unaudited)

The Period from January 1, 2019 Ended December 31, 2019 and
January 1, 2018 Ended December 31, 2018

K POP FOODS, INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
As of December 31, 2019 and 2018

Table of Contents

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

I, Theodore Lee, certify that:

1. I have reviewed K POP Foods, Inc.'s financial statements for the year ending December 31, 2019;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

3. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the registrant and have:

    a. designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    b. disclosed in this report any chance in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the necessary parties, including investors, advisors, and the board of directors:

    a. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 26, 2020

Theodore Lee
Chief Executive Officer

K POP Foods, Inc. Balance Sheet ($ in Actuals)		FYE 2019 Unaudited		FYE 2018 Unaudited
Assets				
Cash	$	223,051	$	51,387
Accounts Receivable		11,053		1,502
Grant Receivable		-		-
Inventory		14,754		46,313
Prepaid Expenses		15,851		900
Total Current Assets		264,708		100,101
Other Assets		6,878		6,611
Total Assets	$	271,586	$	106,713
Liabilities & Shareholders' Equity				
Accounts Payable		12,112		14,768
Term Loan - OnDeck Capital		4,161		16,138
Credit Card		2,768		5,838
Total Current Liabilities		19,041		36,743
Line of Credit - OnDeck Capital		15,843		-
Convertible Note - Tranche 1		150,000		150,000
Convertible Note - SeedInvest*		196,443		196,443
Convertible Note - Add-On		82,500		-
Convertible Note - Pre-Seed Extension I		200,000		-
Accrued Interest - Convertible Notes		43,708		16,323
SAFE Note - Strong Ventures		225,000		-
Total Liabilities	$	932,535	$	399,509
Stockholders' Equity				
Common Stock, $0.00001 par value, 15,000,000 shares authorized, 10,000,000 shares issued and outstanding		100		100
Accumulated Deficit		(661,049)		(292,896)
Total Stockholders' Equity	$	(660,949)	$	(292,796)
Total Liabilities & Stockholders' Equity	$	271,586	$	106,713

*Net amount after financing charges. Actual balance of $224,205.

KPOP Foods, Inc. Income Statement (\$ in Actuals)		FYE 2019 Unaudited	FYE 2018 Unaudited
Sales, Net	\$	187,927	\$ 64,286
Cost of Goods Sold		125,174	39,417
Gross Profit		**62,753**	**24,869**
Operating Expenses			
Marketing and Advertising Costs		175,685	93,673
Wages and Operating		166,386	120,151
General and Administrative		25,067	10,932
Product Development		1,095	5,612
Total Operating Expenses		**368,232**	**230,368**
Other Income (Expense)			
Other Income		-	2,904
Bad Debt Expense		(1,598)	-
Interest Expense		(36,204)	(18,195)
Inventory Impairment Related to New Inventory Tracking Method		(24,872)	-
Total Other Income (Expenses)		**(62,674)**	**(15,291)**
Net Loss Before Income Tax		**(368,153)**	**(220,790)**
Provision for Income Tax		-	-
Net Loss	\$	**(368,153)**	\$ **(220,790)**

	Common Stock		Accumulated	Total Shareholders'
	K POP Foods, Inc. **Statement of Stockholders' Equity** (2019 Unaudited, 2018 Unaudited) *($ in Actuals)*			
	Shares	Amounts	Deficit	Equity
Balance - December 31, 2017	10,000,000 $	100 $	(72,106) $	(72,006)
Shares Issued for Cash	- $	-		-
Net Loss			(220,790)	(220,790)
Balance - December 31, 2018	10,000,000 $	100 $	(292,896) $	(292,796)
Shares Issued for Cash	- $	-		-
Net Loss			(368,153)	(368,153)
Balance - December 31, 2019	10,000,000 $	100 $	(661,049) $	(660,949)

K POP Foods, Inc. Cash Flow Statement ($ in Actuals)		FYE 2019 Unaudited	FYE 2018 Unaudited
Cash Flows from Operating Activities			
Net Loss	$	(368,153) $	(220,790)
Adjustments to Reconcile Net Loss to Net Cash			
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(9,551)	(1,502)
Grant Receivable		-	10,000
Inventory		31,559	(14,494)
Prepaid Expenses		(14,951)	600
Accounts Payable and Accrued Expenses		(5,726)	12,549
Accrued Interest Expense		27,385	13,504
Other Assets		(266)	(1,340)
Other Non-Cash Expenses		15,280	-
Net Cash Used by Operating Activities		(324,423)	(201,473)
Cash Flows from Financing Activities			
Proceeds from Term Loan		(11,976)	16,138
Proceeds from Line of Credit		15,843	-
Proceeds from Issuances of Convertible Notes & SAFEs		507,500	221,443
Proceeds from Issuances of Common Stock		-	-
Net Cash Provided by Financing Activities		511,367	237,581
Net Increase in Cash and Cash Equivalents		186,944	36,107
Cash and Cash Equivalents, Beginning		36,107	15,280
Cash and Cash Equivalents, Ending	$	223,051 $	51,387
Supplemental Information:			
Cash Paid for Income Taxes	$	- $	-
Cash Paid for Interest	$	8,857 $	4,497

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING PRINCIPLES

Nature of Business

KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers a line of Korean sauces (KPOP Sauce, KPOP XXX Sauce, KPOP Kimchi Mayo Sauce, and KPOP Honey Glaze Sauce) and a premium roasted seaweed snack (KPOP Sea Snacks). All products are distributed and sold nationally via online, the Company's website, and at retail grocery stores.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketing and Advertising Costs

The Company's marketing and advertising costs are expensed as incurred. During the periods ending December 31, 2019 and December 31, 2018, the Company recognized $175,685 and $93,673 in marketing and advertising costs.

A majority of the marketing and advertising costs are for digital marketing efforts related to the Company's online revenue. For the period ending December 31, 2019, the Company spent $137,377 in digital marketing. Other expenses included in marketing and advertising are retail marketing costs, such as samplings, coupons, discounts and promotions, samples and shipping, event marketing, content creation, PR services, and marketing subscription platforms.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for this arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quotes prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of 90 days or less to be cash equivalents. At December 31, 2018 and December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Inventory

Inventory was stated at the lower of cost or market value and is accounted for using the first-in-first-out method (FIFO) for the period ending December 31, 2018. In 2019, the Company shifted its inventory accounting methodology to average cost given to properly reflect fluctuations in production runs.

The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ending December 31, 2019, the Company determined an impairment charge of $24,872. During the period ended December 31, 2018, the Company determined no impairment charge.

The inventory impairment charge for the period ending December 31, 2019 was primarily related to new accounting and new inventory tracking methods. At the end of year, the new inventory tracking method was applied and resulted in a value of $14,754. A portion of the impairment was related to obsolescent inventory, however the amount was minimal. As a result, we recorded the impairment charge to appropriately reflect the true value of our inventory for the period ending December 31, 2019.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of California, which has a statute of limitation of three and four years from the due date of the return, respectively. As such, all tax years from inception are open for potential examination.

The Company has a tax net operating loss (NOL) for the periods ending December 31, 2019 and December 31, 2018 of $330,186 and $197,538, respectively, for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 27, 2020, the date these financial statements were available to be issued.

On March 13, 2020, the Company closed a $200,000 investment from Primer Sazze Fund I, LP by Primer Sazze GP, LLC ("Primer Sazze"), an existing investor. Similar to Primer Sazze's initial investment, the $200,000 comes under a Convertible Note with a Valuation Cap of $3.5 million, a Discount Rate of 20.00%, Interest Rate of 6.00%, and Maturity Date of August 31, 2020 (with all other terms consistent with Convertible Note – SeedInvest ("Crowd Notes"). The Company received the funds from the investment on March 16, 2020. This investment brings Primer Sazze's total invested capital in the Company to $400,000, excluding any accrued interest expense.

On March 17, 2020, the Company received a verbal agreement for a $100,000 investment from Strong Seed Fund II, LP ("Strong" or "Strong Ventures"), an existing investor. Following Strong's previous investments into the Company, the $100,000 will come in the form of a Simple Agreement for Future Equity ("SAFE") with a valuation cap of $3.5 million. The Company is confident this investment will close within the next couple of days. This investment will bring Strong's total invested capital in the Company to $325,000.

NOTE 2 – COMMON STOCK

The Company has 15,000,000, $0.00001 par value, shares of common stock authorized as of December 31, 2019. At December 31, 2019 and December 31, 2018, there were issued and outstanding common shares of 10,000,000.

During the periods ending December 31, 2019 and December 31, 2018, the Company did not issue any shares of common stock. The 10,000,000 shares of common stock for cash proceeds of $100 incurred during the period ending December 31, 2017.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

Convertible Note – Pre-Seed Extension ("Extension Note")

On December 27, 2019, the Company entered into an agreement to issue $200,000 in convertible notes to Primer Sazze. Through the Extension Note, the Company received net cash proceeds of $200,000, which was received on December 30, 2019. The Extension Note bears interest at 6% per annum, compounded quarterly, and matures on August 31, 2020. Upon maturity, all principal and accrued interest becomes due and payable in cash. The Extension Note may be converted into shares of preferred or common stock of the Company upon the following:

1. If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is preferred stock financing raising of not less than $1,000,000);
2. Once a "qualified equity financing" occurs, the Extension Note thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing;
3. If the maturity is reached, the Extension Note holder will have the option to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

SAFE Note ("SAFE") – Strong Ventures

On April 29, 2019, the Company entered into an agreement to issue $150,000 in a SAFE to Strong. Through the SAFE, the Company received net cash proceeds of $150,000. The SAFE does not bear interest or have a maturity date. The post-money valuation cap for the SAFE is $3,000,000. Per the agreement, the SAFE will automatically be converted into shares of preferred or common stock of the Company upon the issuance of Preferred or common stock in association with any capital raise.

On November 8, 2019, the Company entered into an agreement to issue $75,000 in a SAFE to Strong, bringing Strong's total amount under the SAFE to $225,000. All the terms for the $75,000 are consistent with the previous $150,000 SAFE.

Convertible Note – Add-On ("Add-On Notes")

In March 2019, the Company issued $82,500 in convertible notes. Through these Add-On Notes, the Company received net cash proceeds of $82,500. The Add-On Notes have the same terms as the Crowd Notes, explained in the following section.

Convertible Note – SeedInvest ("Crowd Notes")

On August 31, 2018, the Company issued $224,205 in convertible notes through Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933. Through the Crowd Notes, the Company received net cash proceeds of $196,443 after financing fees of $20,657 and brokerage and placement fees of $7,105. The Crowd Notes bear interest at 6% per annum, compounded quarterly, and mature on August 31, 2020. Upon maturity, all principal and accrued interest becomes due and payable in cash. The note may be converted into shares of preferred or common stock of the Company upon the following:

1. If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is preferred stock financing raising of not less than $1,000,000).

2. Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

3. If the maturity is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

Convertible Note – Tranche 1

The Company received cash proceeds of $150,000 for six convertible notes issued between May 2017 and January 2018. The notes bear interest at 6% per annum and had an initial maturity date of July 31, 2019. In June 2019, an amendment was executed to extend the maturity date of the six convertible notes to August 31, 2020, to match the maturity date of the Crowd Notes.

Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of preferred or common stock of the Company upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, a defined in the individual agreements, or receive cash settlement.

3. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

As of December 31, 2019, none of the above events have occurred triggering the conversion of outstanding convertible debt, and as such, there have been no conversions of outstanding principal or accrued interest into preferred or common shares of the Company.

Accrued Interest – Convertible Notes

During the periods ending December 31, 2019 and December 31, 2018, the Company recognized interest expense related to outstanding convertible notes of $27,347 and $13,698, respectively. At December 31, 2019 and December 31, 2018, accrued interest on outstanding convertible notes were $43,708 and $16,323, respectively.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $661,049, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plan and ability to raise additional capital from the issuance of debt or the sale of stock, its ability to sell the Company's products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 - INVENTORY

At December 31, 2019 and December 31, 2018, inventory consisted of the following:

K POP Foods, Inc. Inventory ($ in Actuals)		FYE 2019 Unaudited	FYE 2018 Unaudited
Finished Goods	$	8,550 $	24,389
Packaging and Other		4,774	12,394
Merchandise		1,430	9,530
Total Inventory	**$**	**14,754 $**	**46,313**

For the period ending December 31, 2019, the Company recognized an inventory impairment expense of $24,872 related to new and improved inventory tracking and account methods. At the end of fiscal year 2019, the Company performed an inventory count and valued inventory on hand at $14,754. While some of the inventory was related to spoilage, this amount estimated at less than $3,000. The Company and management team deemed it reasonable to write-off the inventory amount in order to properly reflect the inventory on hand on December 31, 2019.